UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)

                              (Amendment No. ___)


                       The Providence Service Corporation
                       ----------------------------------
                                (Name of Issuer)


                         Common Stock, par value $.001
                         -----------------------------
                         (Title of Class of Securities)


                                   743815102
                                   ---------
                                 (CUSIP Number)


                               December 31, 2004
                               -----------------
            (Date of Event which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 743815102              SCHEDULE 13G                  Page 2 of 5


 1   Name of Reporting Person             BRICOLEUR CAPITAL MANAGEMENT LLC

     IRS Identification No. of Above Person                       13-40036

 2   Check the Appropriate Box if a member of a Group             (a)  [ ]

                                                                  (b)  [ ]

 3   SEC USE ONLY

 4   Citizenship or Place of Organization          Delaware, United States

   NUMBER OF       5    Sole Voting Power                                0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                        502,834
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                           0
  PERSON WITH
                   8    Shared Dispositive Power                   502,834

 9    Aggregate Amount Beneficially Owned by Each                  502,834
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes            [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9                 5.4%

 12   Type of Reporting Person                                          IA


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CUSIP No. 743815102              SCHEDULE 13G                  Page 3 of 5


Item 1(a).  Name of Issuer:

          The Providence Service Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

          5524 East Fourth Street
          Tucson, AZ  85711

Item 2(a).  Name of Person Filing:

          Bricoleur Capital Management LLC ("Bricoleur")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

          12230 El Camino Real, Suite 100
          San Diego, CA  92130

Item 2(c).  Citizenship:

          Delaware, United States

Item 2(d).  Title of Class of Securities:

          Common Stock, par value $.001

Item 2(e).  CUSIP Number:

          743815102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

          (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under section 8 of the Investment Company Act.

          (e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


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CUSIP No. 743815102              SCHEDULE 13G                  Page 4 of 5


          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein. The securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G are as of December 31, 2004.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of Bricoleur might be deemed a "beneficial owner" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Bricoleur is filing this Schedule 13G because, as investment manager for certain accounts in which the securities reflected in Items 5-9 and 11 of page two of this Schedule 13G (the "Securities") are held, Bricoleur has been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities held in the account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

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CUSIP No. 743815102              SCHEDULE 13G                  Page 5 of 5


Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 BRICOLEUR CAPITAL MANAGEMENT LLC



                                 By: /s/ Robert M. Poole
                                 ----------------------------
                                 Robert M. Poole
                                 Management Committee Member



DATED: February 11, 2005